April 23, 2020

Saagar Govil
Chairman of the Board
Cemtrex, Inc.
276 Greenpoint Ave., Bld. 8 Suite 208
Brooklyn, NY 11222

       Re: Cemtrex, Inc.
           Registration Statement on Form S-1
           Filed April 16, 2020
           File No. 333-237720

Dear Mr. Govil:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Scott P. Doney, Esq.